Covington & Burlington LLP The New York Times Building 620 Eighth Avenue New York, NY 10018-1405 T +1 212 841 1000 October 13, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Julie Sherman
Angela Connell
Cindy Polynice
Alan Campbell

Re:	NewAmsterdam Pharma Co B.V.
Amendment No. 2 to Registration Statement on Form F-4
Filed October 3, 2022
File No. 333-266510

Ladies and Gentlemen:

On behalf of NewAmsterdam Pharma Company B.V. (“NewAmsterdam Pharma” or the “Company”), we are submitting this letter in response to a letter, dated October 12, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form F-4 filed with the Commission on October 3, 2022 (the “Registration Statement”). The Company is concurrently filing Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

The responses provided herein are based upon information provided to Covington & Burling LLP.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

October 13, 2022

Amendment No. 2 to Registration Statement on Form F-4

Q: What are the U.S. federal income tax consequences to me of the Merger? , page 25

1.

We note your response to prior comment 1 and revised disclosure. We further note that your disclosure continues to state that the parties “intend” that the Merger qualify as a transaction described under Section 351 of the Code and as a reorganization within the meaning of Section 368 of the Code, both within this section and throughout the prospectus. As such, your disclosure makes representations as to probable material tax consequences. However, your disclosure throughout the prospectus indicates that counsel expresses no opinion as to whether the Merger qualifies as a transaction described under Section 351 of the Code or whether the Merger qualifies as a “reorganization” under Section 368 of the Code. To the extent counsel is unable to opine on the tax consequences of the Merger, please revise your disclosure to avoid making representations as to probable material tax consequences.

Response to Question 1: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 25, 53, 120, 121 and 219-222 of the Amended Registration Statement in response to the Staff’s comment. The Company respectfully notes to the Staff that Goodwin Procter LLP has expressed an opinion on the treatment of the Merger under Section 351 of the Code.

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Please contact me at (202) 662-6000 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Kerry S. Burke

Kerry S. Burke

Covington & Burling LLP

cc:	Michael Davidson, NewAmsterdam Pharma Company B.V.
Jack Bodner, Covington & Burling LLP
Brian K. Rosenzweig, Covington & Burling LLP
Jocelyn M. Arel, Goodwin Procter LLP
Jacqueline Mercier, Goodwin Procter LLP
Benjamin K. Marsh, Goodwin Procter LLP